As filed with the Securities and Exchange Commission on June 26, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

             / x / ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

           /   / TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                          Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                        Pioneer Natural Resources Company
                      5205 North O'Connor Blvd., Suite 1400
                               Irving, Texas 75039

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


                 Financial Statements and Supplemental Schedule

    As of December 31, 2001 and 2000 and for the year ended December 31, 2001

                       With Report of Independent Auditor

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                      AS OF DECEMBER 31, 2001 AND 2000 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                Table of Contents


                                                                      Page


Report of Independent Auditor....................................       4

Statements of Net Assets Available for Benefits as of
    December 31, 2001 and 2000...................................       5

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2001..........................       6

Notes to Financial Statements....................................       7

Schedule H; Line 4i - Schedule of Assets (Held At End of
   Year) as of December 31, 2001.................................      12

Signatures.......................................................      13

Index to Exhibits................................................      14

                          Report of Independent Auditor


To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                       Ernst & Young LLP


Fort Worth, Texas
June 4, 2002

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


                 Statements of Net Assets Available for Benefits



                                                          December 31,
                                                   --------------------------
                                                       2001           2000
                                                   -----------    -----------

Investments at fair value:
  Vanguard Primecap Fund........................   $17,759,069    $21,148,244
  Vanguard Prime Money Market Fund..............    10,618,942     12,394,091
  Vanguard 500 Index Fund.......................     8,538,931      9,400,834
  Vanguard Windsor II Fund......................     7,489,819      6,525,824
  Vanguard - ST Corporate Fund..................     3,482,011      3,112,481
  Vanguard Total Bond Market Index Fund.........       875,098        220,638
  Vanguard International Growth Fund............       746,402      1,028,195
  Vanguard Asset Allocation Fund................       201,309        122,262
  Vanguard Explorer Fund........................         6,653            -
  Sarofim Equity Fund...........................    11,325,152     12,688,210
  Pioneer Natural Resources Stock Fund .........     4,199,189      5,326,283
                                                    ----------     ----------
                                                    65,242,575     71,967,062

Participants' loans.............................     1,359,059      1,220,876
                                                    ----------     ----------
                                                    66,601,634     73,187,938

Participant contributions receivable............       112,610            -
Unallocated administrative expenses.............        (9,525)           -
                                                    ----------     ----------
  Net assets available for benefits.............   $66,704,719    $73,187,938
                                                    ==========     ==========



                 See accompanying notes to financial statements.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001




Additions to net assets attributed to:
  Investment income:
     Interest and dividend income........................   $ 1,413,151

  Employee contributions.................................     3,100,872
  Rollovers..............................................        70,908
                                                             ----------
     Total additions.....................................     4,584,931
                                                             ----------
Deductions from net assets attributed to:
  Net depreciation in fair value of investments..........     6,201,703
  Distributions to participants..........................     4,808,482
  Fees...................................................        57,965
                                                             ----------
     Total deductions....................................    11,068,150
                                                             ----------
Net decrease.............................................    (6,483,219)

Net assets available for benefits:
  Beginning of year......................................    73,187,938
                                                             ----------
  End of year............................................   $66,704,719
                                                             ==========




                 See accompanying notes to financial statements.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

Note 1.     Description of Plan

       The following description of the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       General

       The Plan is a defined contribution plan established under the Internal Revenue Code (the "Code") Section 401 on January 1, 1990 covering all employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company. Regular full-time employees and part-time employees are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan assets are held in a trust and certain administrative functions such as maintenance of account balances and allocation of earnings are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

       Contributions

       Participants may contribute to the Plan an amount of not less than two percent nor more than 12 percent of their annual salary. An Employer match is contributed in cash to the Pioneer Natural Resources USA, Inc. Matching Plan ("Matching Plan") at an amount equal to 200 percent of the first five percent of basic compensation contributed by a participant to the Plan. On December 31, 2001, participant contributions amounting to $112,610 were in transit to the Trustee and have been recorded as participant contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 1, 2001. See Note 7 for information regarding the merger of the Plan and the Matching Plan effective January 1, 2002.

       Participant Accounts

       Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Plan earnings are allocated to each participant's account by fund in proportion to their fund balance relative to the total fund balance.

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account's vested balances, whichever amount is less. The loans are secured by the balance in the participant's account. Participant loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions.

       Investment Options

       During the Plan year ended December 31, 2001, participants were able to allocate their contributions among the following registered investment company funds and the Pioneer Natural Resources Stock Fund:

       Registered Investment Company Funds:

       o Vanguard Primecap Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 1.     Description of Plan (continued)

       o Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

       o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

       o Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and a reasonable level of income from dividends by investing in a diversified group of undervalued or out-of-favor stocks of large capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

       o Vanguard - ST Corporate Fund - Seeks to provide a high level of income while maintaining a high degree of stability of principal by investing in short-term bonds, including high quality corporate and United States Treasury securities.

       o Vanguard Total Bond Market Index Fund - Seeks to generate a high level of interest income by investing in high-credit quality, corporate and United States Treasury securities.

       o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of companies based outside the United States. Stocks are selected from more than 15 countries.

       o Vanguard Asset Allocation Fund - Seeks to maximize total return by investing in common stocks, bonds and money market instruments.

       o Vanguard Explorer Fund - Seeks long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

       o Sarofim Equity Fund - Seeks to provide high growth of capital by investing in a broadly diversified portfolio of large companies. Income is a secondary goal.

       Pioneer Natural Resources Stock Fund - The Pioneer Natural Resources Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends, if any, are reinvested to purchase more shares.

       Vesting

       As is described in more detail in "Contributions" above, participants' contributions and Plan earnings are maintained in the Plan. Employer contributions are maintained in the Matching Plan, together with the earnings of the Matching Plan.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 1.     Description of Plan (continued)

       Participants are immediately vested in their voluntary contributions made into the Plan, plus the actual Plan earnings thereon. Certain participant account balances that were merged into the Plan from predecessor plans and account balances that will be merged into the Plan from the Matching Plan effective January 1, 2002 (see Note 7, below), retain the vesting schedules provided for in the predecessor plans' documents. A participant is fully vested in the Matching Plan after four years of continuous service.

       Payments of Benefits

       If the total value of the vested portion of the participant's account is $5,000 or less, payment will be made in one lump sum as soon as administratively possible. If the total value of the vested portion of the participant's account exceeds $5,000, payment will occur at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive a distribution. Except for participant accounts that have a total vested value of $5,000 or less, distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump sum payments if so directed by the participant. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.

       Withdrawal of Benefits

       Employees may withdraw their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement. Terminated participants may also withdraw their vested assets in the Plan.

       Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of Employer contributions to the Plan, participants will become fully vested in their accounts.

Note 2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). Benefit payments made to participants are recorded upon distribution.

       Investment Valuation

       Investments are valued at fair value as determined by the Trustee. Investment fair values are determined as follows:

       1. Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 2.     Summary of Significant Accounting Policies (continued)

       2. Investments in money market funds are valued at cost, which approximates fair value.

       3. Securities traded on over-the-counter markets and listed securities for which no sales were reported on that date are valued at the mean between the last reported bid and asked prices.

       4. Investments in restricted securities and other security investments that do not have an established market are valued at fair value as determined by the Trustee.

       5. Participant loans receivable are valued at their unpaid principal balance, which approximates fair value.

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Use of Estimates

       The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3.     Investments

       The Trustee holds the Plan's investments and executes all investment transactions. All investment information disclosed in the financial statements and the accompanying schedule, including investments held at December 31, 2001 and 2000, interest and dividend income, and net depreciation in fair value of investments for the year ended December 31, 2001, was obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Trustee.

       During 2001, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value as follows:

         Registered Investment Company Funds              $ 6,170,997
         Pioneer Natural Resources Stock Fund                  30,706
                                                           ----------
                                                          $ 6,201,703
                                                           ==========

Note 4.     Administrative Expenses

       Administrative expenses incurred by the Plan were $57,965 during the year ended December 31, 2001. The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or from account forfeitures. In addition to administrative expenses paid by the Plan, Plan administrative expenses of $5,690 were paid by the Employer during 2001. Account forfeiture balances in the Plan were $28,566 and $74,024 as of December 31, 2001 and 2000, respectively.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 5.     Tax Status of the Plan

       The Plan received a determination letter from the Internal Revenue Service ("IRS") dated January 14, 1999, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated subsequent to the receipt of the determination letter. The Plan has applied for a new determination letter on February 19, 2002, but has not yet received a response from the IRS on this application. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.     Related Party Transactions

       Certain Plan investments are in shares or units of registered investment company funds that are managed by the Trustee and the Pioneer Natural Resources Stock Fund. Plan transactions in registered investment company funds that are managed by the Trustee and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions.

Note 7.     Subsequent Event - Trust Amendment

       Effective January 1, 2002, the Pioneer Natural Resources USA, Inc. 401(k) Trust was amended to allow the merger of the Matching Plan into the Plan. In connection with the merger, $24,031,142 of Matching Plan assets were transferred into the Plan on January 1, 2002. No additional benefits will accrue into the Matching Plan on or after the January 1, 2002 effective date of the merger. Future matching contributions will be made under the merged plan, which will be renamed as the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Merged Plans"). Voluntary participant contributions and matching Employer contributions into the Merged Plans will each continue under the same terms and vesting attributes as originally provided for under the Plan and the Matching Plan.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 2001

                                                               (c)
                                                          Description of
                        (b)                            investment including
                Identity of issuer,                   maturity date, rate of                (e)
                borrower, lessor,                    interest, collateral, par            Current
 (a)            or similar party                        or maturity value                  Value
-----    ---------------------------------    ---------------------------------------    -----------

  *      Vanguard Fiduciary Trust Company     Vanguard Primecap Fund -
                                                344,702 shares                           $17,759,069
  *      Vanguard Fiduciary Trust Company     Vanguard Prime Money Market Fund -
                                                10,618,942 shares                         10,618,942
  *      Vanguard Fiduciary Trust Company     Vanguard 500 Index Fund -
                                                80,640 shares                              8,538,931
  *      Vanguard Fiduciary Trust Company     Vanguard Windsor II Fund -
                                                292,685 shares                             7,489,819
  *      Vanguard Fiduciary Trust Company     Vanguard - ST Corporate Fund -
                                                321,812 shares                             3,482,011
  *      Vanguard Fiduciary Trust Company     Vanguard Total Bond Market Index Fund -
                                                 86,302 shares                               875,098
  *      Vanguard Fiduciary Trust Company     Vanguard International Growth
                                                Fund - 49,727 shares                         746,402
  *      Vanguard Fiduciary Trust Company     Vanguard Asset Allocation Fund  -
                                                 9,230 shares                                201,309
  *      Vanguard Fiduciary Trust Company     Vanguard Explorer Fund - 110 shares              6,653
  *      Fayez Sarofim & Co.                  Sarofim Equity Fund - 231,930 shares        11,325,152
  *      Pioneer Natural Resources Company    Pioneer Natural Resources Stock Fund -
                                                605,944 units                              4,199,189
  *      Participants' loans                  Interest rates range from 7% to 10.5%        1,359,059
                                                                                          ----------
                                                                                         $66,601,634
                                                                                          ==========
--------------------------
*Party in-interest

Note: Column (d) is not applicable since all investments are participant directed.


                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                          PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                          By: Pioneer Natural Resources USA, Inc. 401(k) Plan Committee


Date: June 26, 2002       By:    /s/ Larry N. Paulsen
                                ------------------------------------------
                                Larry N. Paulsen
                                Chairman


Date: June 26, 2002       By:    /s/ Richard P. Dealy
                                ------------------------------------------
                                Richard P. Dealy


Date: June 26, 2002       By:    /s/ Kevin Schepel
                                ------------------------------------------
                                Kevin Schepel


Date: June 26, 2002       By:    /s/ David W. Simpson
                                ------------------------------------------
                                David W. Simpson


Date: June 26, 2002       By:    /s/ Susan A. Spratlen
                                ------------------------------------------
                                Susan A. Spratlen

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                                INDEX TO EXHIBITS



Exhibit
Number             Description                                 Page
-------            -----------                                 ----

  23.1             Consent of Ernst & Young LLP                 15